FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 July 2011

HSBC TO SELL HSBC INSURANCE (UK) LIMITED TO SYNDICATE HOLDING CORP

HSBC Insurance Services Holdings Limited has agreed to sell its wholly owned subsidiary HSBC Insurance (UK) Limited ("HIUK") to Syndicate Holding Corp. for a total consideration of £68.5m in cash.

HIUK is a UK based motor insurance company which ceased writing new business in 2009. In line with applying the five filters strategic criteria for capital deployment set out at HSBC's Investor Day on 11 May 2011, this sale completes HSBC's exit from underwriting motor insurance in the UK. The bank will continue to offer motor insurance to its customers through the HSBC, first direct and M&S Money brands using chosen third party insurers.

Completion of the purchase, which is subject to regulatory approvals, is expected in the third quarter of 2011.

Media enquiries to Brendan McNamara on + 44 (20) 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1. HSBC Insurance Services Holdings Limited
HSBC Insurance Services Holdings Limited is a UK holding company within the global HSBC Insurance business.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 11 July, 2011